UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 5)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name of Subject Company (Issuer))

GENZYME CORPORATION

WICHITA BIO CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Telephone: (617) 252-7500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$371,289,096.20	$11,398.58

*                     Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 61,791,222 outstanding shares of Common Stock of Bioenvision, Inc. at a purchase price of $5.60 cash per share and 2,250,000 outstanding shares of Series A Convertible Participating Preferred Stock at a purchase price of $11.20 cash per share, plus any accrued and unpaid dividends. Such number of outstanding shares of Common Stock represents the total of 55,035,740 issued and outstanding shares of Common Stock, outstanding options with respect to 5,973,000 shares of Common Stock and outstanding warrants with respect to 782,482 shares of Common Stock, in each case as of June 1, 2007. Such number of outstanding shares of Series A Convertible Participating Preferred Stock represents all issued and outstanding shares of Series A Convertible Participating Preferred Stock as of June 1, 2007. The transaction value is also based on an estimate of $58,253 accrued and unpaid dividends on Series A Convertible Participating Preferred Stock as of July 2, 2007.

**               The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for fiscal year 2007 issued by the Securities and Exchange Commission. Such fee equals 0.00307% of the transaction value.

☒              Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,398.58
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	June 4, 2007

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 4, 2007 (as previously amended and supplemented, the “Schedule TO”) relating to a tender offer by Wichita Bio Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (the “Parent”), to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Bioenvision, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (as previously amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11.   ADDITIONAL INFORMATION

Item 11(a)(5) is hereby amended by adding the following to the end of such section:

“On June 22, 2007, the Company was served with a purported class action lawsuit filed on June 7, 2007 by a purported shareholder of the Company in the Supreme Court of the State of New York, New York County, docketed as Bert Vladimir v. Bioenvision, Inc et al., Index No. 650163-2007 (the “Vladimir Action”). The Vladimir Action purports to be brought individually and on behalf of all holders of Common Shares against the Company and each of its directors. The Vladimir Action does not name the Parent or the Offeror as defendants. The Vladimir Action alleges that the Company director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer. Based on these allegations, the Vladimir Action seeks, among other relief, injunctive relief preliminarily and permanently enjoining the Company and its directors from consummating the Merger, rescinding, to the extent already implemented, the Merger or any of the terms thereof, declaring that the Company director defendants have committed a breach of their fiduciary duties to the purported shareholder and other members of the class, and awarding plaintiff the costs and disbursements of the Vladimir Action including a reasonable allowance for plaintiff’s attorneys and experts’ fees. The purported shareholder also filed an expedited discovery proceedings motion, seeking to proceed with discovery on an expedited basis, and a memorandum of law in support of expedited discovery proceedings.

A copy of the complaint, a corrected notice of motion for expedited proceedings and the memorandum of law in support of expedited discovery proceedings in this Action are attached hereto as Exhibits (a)(5)(N), (a)(5)(O) and (a)(5)(P) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (a)(5)(N), (a)(5)(O) and (a)(5)(P).

On June 20, 2007, the Court of Chancery in the State of Delaware, New Castle County (the “Court”) entered an order that consolidated all Delaware actions filed to date. On June 26, 2007, in connection with the purported consolidated class action Brian Trombley et al. v. Bioenvision, Inc. et al., Consolidated Civ. A. 3008-VCP, plaintiffs voluntarily withdrew their motion for a preliminary injunction and removed the hearing thereon scheduled for June 28, 2007 from the calendar of the Court. Plaintiffs’ claims remain pending before the Court.

On June 27, 2007, the Parent issued a press release announcing the withdrawal of the motion for a preliminary injunction by the plaintiffs in the consolidated Delaware actions filed to date. The full text of the press release is filed as Exhibit (a)(5)(Q) hereto and is incorporated by reference.”

ITEM 12.  EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*
(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).*

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(K)

Complaint filed by Oppenheim Pramerica Asset Management S.A. R.L., on behalf of FCP OP Medical Biohe@lth-Trends and all other public shareholders of Bioenvision, Inc., on June 20, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).*

(a)(5)(L)

Motion for Preliminary Injunction in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).*

(a)(5)(M)

Motion for Expedited Proceedings in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).*

(a)(5)(N)

Complaint filed by Bert Vladimir, individually and on behalf of all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Supreme Court of the State of New York, New York County (incorporated herein by reference to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 26, 2007).

(a)(5)(O)

Corrected Notice of Motion for Expedited Proceedings in Vladimir v. Bioenvision, Inc., Index No. 650163-2007, filed in the Supreme Court of the State of New York, New York County, dated June 25, 2007 (incorporated herein by reference to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 26, 2007).

(a)(5)(P)

Memorandum of Law in Support of Plaintiff’s Order for Expedited Discovery Proceedings in Vladimir v. Bioenvision, Inc., Index No. 650163-2007, filed in the Supreme Court of the State of New York, New York County, dated June 18, 2007 (incorporated herein by reference to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 26, 2007).

(a)(5)(Q)	Press Release issued by Genzyme Corporation, dated June 27, 2007.
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*
(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.
(h)	None.

*                    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: June 27, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	Executive Vice President
WICHITA BIO CORPORATION
Dated: June 27, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*
(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).*

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).*

(a)(5)(K)

Complaint filed by Oppenheim Pramerica Asset Management S.A. R.L., on behalf of FCP OP Medical Biohe@lth-Trends and all other public shareholders of Bioenvision, Inc., on June 20, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).*

(a)(5)(L)

Motion for Preliminary Injunction in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).*

(a)(5)(M)

Motion for Expedited Proceedings in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007 (incorporated herein by reference to Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 25, 2007).*

(a)(5)(N)

Complaint filed by Bert Vladimir, individually and on behalf of all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Supreme Court of the State of New York, New York County (incorporated herein by reference to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 26, 2007).

(a)(5)(O)

Corrected Notice of Motion for Expedited Proceedings in Vladimir v. Bioenvision, Inc., Index No. 650163-2007, filed in the Supreme Court of the State of New York, New York County, dated June 25, 2007 (incorporated herein by reference to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 26, 2007).

(a)(5)(P)

Memorandum of Law in Support of Plaintiff’s Order for Expedited Discovery Proceedings in Vladimir v. Bioenvision, Inc., Index No. 650163-2007, filed in the Supreme Court of the State of New York, New York County, dated June 18, 2007 (incorporated herein by reference to Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 26, 2007).

(a)(5)(Q)	Press Release issued by Genzyme Corporation, dated June 27, 2007.
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*
(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.
(h)	None.

*                    Previously filed.